April 27, 2020

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On February 21, 2020, Northern Lights Fund Trust (the “Trust” or the “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of PFG BNY Mellon® Diversifier Strategy Fund, PFG JP Morgan® Tactical Aggressive Strategy Fund, PFG JP Morgan® Tactical Moderate Strategy Fund, PFG Meeder Tactical Strategy Fund, PFG MFS® Aggressive Growth Strategy Fund, PFG Balanced Strategy Fund, PFG Equity Strategy Fund, PFG Global Strategy Fund, PFG Active Core Bond Strategy Fund, and PFG Diversifier Strategy Fund (each a “Fund”, and collectively, the “Funds”). In a telephone conversation on April 8, 2020 you provided comments to the Registration Statement and Thompson Hine LLP (“Thompson Hine”). Below, please find a summary of those comments and the Registrant’s response.

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1.	Comment: Please revise the Rule 30e-3 legend to comply with Rule 30e-3 of the 1940 Act.

Response: You may elect to receive all future reports in paper free of charge. You can inform the Fund or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by calling 1-888-451-TPFG. Your election to receive reports in paper will apply to all funds held with the fund complex.

General

2.	Comment: Please complete each Fund’s expense example.

Response: The Registrant will ensure that each Fund’s expense example is complete in its next post-effective amendment.

3.	Comment: Please provide additional disclosure about each Fund’s allocation in its respective underlying funds and the types of assets that the underlying funds invest in. If a Fund invests in fixed income securities, please disclose the types of fixed income securities rather than the types of issuers.

Response: The Registrant has made the requested revisions.

4.	Comment: With regard to the disclosure “Pacific Financial Group, LLC (the “Adviser”) may also invest in … that invest in equity securities of varying market capitalization, style, sector, and country exposure; liquid alternative/specialty securities” – please provide a plain-english explanation of liquid alternative/specialty securities.

Response: The Registrant has revised the disclosure to remove any references to liquid alternative/specialty securities.

5.	Comment: Please reconcile the disclosure “The Fund … without regard to style or sector exposure.” with the Fund’s Sector Risk disclosure that states, “The Fund may focus its investments in securities of a particular sector”.

Response: The investment strategy disclosure has been revised as follows:

The Fund pursues a strategy of long-term growth, by investing in Underlying Funds that invest primarily in U.S. equity securities of any market capitalization.~~, without regard any particular style or sector exposure.~~

6.	Comment: With regard to the disclosure – “The information provided includes data and analysis about the … and the methodology used in selecting securities …” – please clarify the types of data and analysis that the Underlying Funds use for selecting securities.

Response: The Registrant has revised the existing disclosures to provide a more detailed description of each Fund’s investment strategies.

7.	Comment: Please clarify whether the Funds’ Adviser uses Rational Analysis to select individual securities or underlying funds.

Response: The Registrant declines to revise the current disclosure because the current disclosure states that the Adviser’s proprietary investment analysis is used to select each Fund’s Underlying Funds.

8.	Comment: With regard to the disclosure, “the Adviser seeks to integrate the optimal elements of each method into a “Rational” decision-making model.” – please revise to provide a plain-english definition and describe the optimal elements of each method.

Response: The disclosure has been added:

“Rational Analysis” is the Adviser’s proprietary investment research process whereby the Adviser integrates the optimal elements of Fundamental Analysis, Technical Analysis and Quantitative Analysis into a “Rational” decision-making model, in selecting Underlying Funds for the Fund.

•Technical Analysis is a method of evaluating securities by analyzing statistics generated by market activity, such as past prices and volume. Technical analysis uses charts and other tools to identify patterns that can suggest future activity of a security. The use of charts and patterns to forecast future market activity is a different approach than a fundamental analysis of a security, which seeks to measure the intrinsic value of a security. The Adviser uses Technical Analysis as an important factor in determining whether to sell securities.

•Fundamental Analysis is a method of evaluating a security by attempting to measure the intrinsic value of a security, by examining economic, financial and other qualitative and quantitative factors. Fundamental analysis attempts to examine all of the factors that can affect the value of a security, including macroeconomic factors (like the overall economy and industry conditions) and factors specific to an individual security (such as the financial condition and management of a company). Fundamental analysis is an essential factor in making decisions to buy a security, as the analysis can reveal weaknesses or limits in a technical analysis or a quantitative analysis of a security.

•Quantitative Analysis: The Adviser uses mathematic analytics and quantitative modeling of a security. The mathematical and statistical calculations include an analysis of Beta, standard deviation, Sharpe ratios, among others. A quantitative analysis is useful in providing another perspective on how to view the value of a security and, because the analysis is driven by quantitative calculations, the analysis removes the emotion from the decision-making process.

The Adviser believes that each approach provides useful information about the value, or likely future performance, of a security (or, a portfolio of securities). Rather than relying solely on one approach, the Adviser seeks to blend together the most useful information from each approach (depending on a particular security, or a specific portfolio of securities) into what the Adviser believes is a “Rational” approach to investment decision making.

9.	Comment: Comment. With regard to the disclosure “Further, in managing the Fund’s level of investment risk, the Adviser utilizes RiskPro®, a software technology developed by ProTools, LLC …” – please clarify whether the RiskPro software is used to monitor a Fund’s portfolio or the Underlying Funds.

Response: The Registrant’s disclosure regarding the Funds’ use of RiskPro has been revised as follows:

Further, in managing the Fund’s level of investment risk, the Adviser utilizes RiskPro®, a software technology developed by ProTools, LLC, an affiliate of the Adviser. Based on proprietary algorithms, RiskPro® provides an estimate of the range of gain or loss of a portfolio of securities over a forward-looking rolling twelve-month period. The higher the RiskPro estimate, the greater the level of volatility that the Fund may experience over a twelve-month period. As a result, investors may select investments that are designed to be aligned with their level of comfort with investment risk. RiskPro’s algorithms® take into account, among other factors, the volatility of the portfolio over the prior twelve months; a comparison of the portfolio’s volatility over the prior twelve-month period, to the volatility of the S&P 500 Index; and the long-term volatility of the S&P 500 Index.

The Adviser utilizes RiskPro to manage the Fund’s volatility as a whole, and to assess the impact of the Fund’s investment in Underlying Funds. The Adviser does not, however, use RiskPro to identify specific Underlying Funds (or individual securities) in which to invest, on behalf of the Fund. For this Fund, the Adviser’s goal is to limit the Fund's maximum annual volatility range of total returns, over a twelve-month period, as estimated by RiskPro, to a gain or loss of less than [ ]%.

10.	Comment: With regard to the disclosure “The Fund is designed for investors that are not willing to endure an amount of investment risk comparable to, or greater than, the volatility of the S&P 500” – please revise to provide the volatility value of the S&P 500.

Response: The Registrant has deleted the referenced disclosure.

11.	Comment: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to each Fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

12.	Comment: Please provide the corresponding risk disclosure for each Fund’s investments in specialty investments.

Response: The Registrant has deleted all references to investments in specialty investments.

13.	Comment: Please provide the corresponding risk disclosure for each Fund’s investments in exchange traded funds.

Response: The Registrant has added the following disclosure:

Exchange Traded Funds Risk. The cost of investing in the Fund will be higher than the cost of investing directly in the ETFs in which it invests and may be higher than other mutual funds that invest directly in stocks and bonds. Each ETF is subject to specific risks, depending on the nature of the ETF.

14.	Comment: With regard to the liquid alternative securities risk, please revise the disclosure by specifying the types of securities that exhibit low risk to modest correlation with traditional stock and bond investments.

Response: The Registrant has deleted any reference to the Funds’ investments in liquid alternative securities.

15.	Comment: The Staff notes that significant market events due to the Coronavirus have occurred since post-effective amendment was filed. Please consider whether a Fund’s disclosure including risk disclosures should be revised based on how these events are effecting the markets for fixed income and equity securities. If the Funds believe that no additional disclosure is warranted please explain supplementally why no additional disclosure is warranted.

Response: The Registrant has added the following disclosure:

Market and Geopolitical Risk. The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. Securities in the Fund’s portfolio may underperform due to inflation (or expectations for inflation), interest rates, global demand for particular products or resources, natural disasters, pandemics, epidemics, terrorism, regulatory events and governmental or quasi-governmental actions. The occurrence of global events similar to those in recent years may result in market volatility and may have long term effects on both the U.S. and global financial markets. The current novel coronavirus (COVID-19) global pandemic and the aggressive responses taken by many governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines or similar restrictions, as well as the forced or voluntary closure of, or operational changes to, many retail and other businesses, has had negative impacts, and in many cases severe negative impacts, on markets worldwide. It is not known how long such impacts, or any future impacts of other significant events described above, will or would last, but there could be a prolonged period of global economic slowdown, which may impact your Fund investment.

16.	Comment: With regard to the Portfolio Managers disclosure – please consider revising the disclosure to state the month that the Portfolio Managers began serving each Fund.

Response: The disclosure has been revised:

Jennifer Enstad, CFA®, Chief Investment Officer and Eric Neufeld, CFA®, Portfolio Manager have each served the Fund as a portfolio manager since it commenced operations in December 2017. Each Portfolio Manager is jointly and primarily responsible for the day to day management of the Funds.

17.	Comment: With regard to the Tax Information disclosure – the Staff notes that the Fund shares are available for purchase by all investors. Please revise the tax information disclosure to discuss the distributions to all types of investors.

Response: The Registrant has added the following disclosure:

For taxable investors, dividends and capital gain distributions may be subject to federal income tax.

PFG BNY Mellon Diversifier Strategy Fund

18.	Comment: The Staff notes that the Fund will invest at least 80% of its net assets in ETFs, mutual funds, and other types of investments. Please explain how the Fund will achieve a diversifying strategy.

Response: The Registrant notes that the Fund’s diversifying strategy is achieved through the Adviser’s decisions to allocate the Fund’s investment exposure across various asset classes including fixed income instruments of various maturities and credit qualities as well as equity exposure. The Fund’s portfolio is further diversified as a result of it implementing these asset class exposures through investment in other registered investment companies.

19.	Comment: The Staff notes that the Fund will invest in underlying funds that invest in companies of varying market capitalizations. Please provide the corresponding risk disclosures for investments in mid and large capitalization companies.

Response: The following disclosures have been added:

Mid Capitalization Stock Risk. The Fund’s investments in the Underlying Funds may expose the Fund to risks involved in investing in medium capitalization companies. The earnings and prospects of medium sized companies are more volatile than larger companies and may experience higher failure rates than larger companies. Mid sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures and may have limited markets, product lines, or financial resources and lack management experience.

Large Capitalization Stock Risk. The Fund’s investments in the Underlying Funds may expose the Fund to risks involved in investing in large capitalization companies. Large-capitalization companies may be less able than smaller capitalization companies to adapt to changing market conditions. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller capitalization companies. During different market cycles, the performance of large capitalization companies has trailed the overall performance of the broader securities markets.

20.	Comment: Please clarify the percentage of the Fund’s assets that the Fund will invest in the BNY Underlying Funds.

Response: The Registrant has revised the existing disclosure to:

The Fund seeks to achieve its investment objective by investing more than 80% of the Fund’s assets plus any amounts for borrowing in shares of mutual funds and exchange-traded funds managed by The BNY Mellon Investor Solutions, LLC (“BNY Mellon”), under normal circumstances (“BNY Mellon Underlying Funds”), with each BNY Mellon Underlying Fund investing primarily in fixed-income securities issued by domestic and foreign corporations and government entities, of any maturity or credit quality, including high yield bonds (also known as junk bonds).

Pacific Financial Group, LLC (the “Adviser”) may also invest in BNY Mellon Underlying Funds that invest in equity securities of varying market capitalization regardless of country exposure, and cash equivalents. The percentage of the Fund’s net assets allocated to equities, fixed-income securities, and cash equivalents will vary.

In selecting BNY Mellon Underlying Funds to purchase or sell, on behalf of the Fund, the Adviser utilizes information provided by BNY Mellon. The information provided includes data and analysis about the BNY Mellon Underlying Funds and the methodology used in selecting securities for the BNY Mellon Underlying Funds.

PFG JP Morgan Tactical Aggressive Strategy Fund

21.	Comment: The Staff notes that the Fund will invest in underlying funds that invest in companies of varying market capitalizations. Please provide the corresponding risk disclosures for investments in mid and large capitalization companies.

Response: Please see the Registrant’s response to Comment 19.

22.	Comment: Please clarify the percentage of the Fund’s assets that the Fund will invest in the JP Morgan Underlying Funds.

Response: The Registrant has revised the existing disclosure to state:

The Fund intends to invest approximately 50-70% of the Fund’s assets in JP Morgan Underlying Funds that invest primarily in U.S. equity securities of any capitalization. In addition, the Fund intends to invest approximately 30-50% of the Fund’s assets in JP Morgan Underlying Funds that invest primarily in international developed and emerging markets equity securities of any capitalization. The balance of Fund assets will be invested in JP Morgan Underlying Funds that invest in U.S. equity securities or in international developed and emerging markets equity securities, depending on market circumstances.

PFG JP Morgan Tactical Moderate Strategy Fund

23.	Comment: Please clarify the percentage of the Fund’s assets that the Fund will invest in the JP Morgan Underlying Funds.

Response: The Registrant has revised the existing disclosure to state:

The Adviser intends to invest between 40% and 80% of the Fund’s assets in JP Morgan Underlying Funds that invest primarily in either domestic equity securities of any capitalization or international and emerging market equity securities of any capitalization. The Adviser intends to invest the balance of the Fund’s assets in JP Morgan Underlying Funds that invest primarily in fixed income securities of any duration or credit quality including high yield bonds (also known as junk bonds) or in cash.

PFG Meeder Tactical Strategy Fund

24.	Comment: Please clarify the percentage of the Fund’s assets that the Fund will invest in the Meeder Underlying Funds.

Response: The Registrant has revised the disclosure as follows:

The Adviser invests in Meeder Underlying Funds that have a maximum exposure of 70% in domestic and foreign securities of any market capitalization and a minimum exposure of 30% to fixed income securities of domestic and foreign fixed income securities of any duration or credit quality including high yield bonds (also known as junk bonds). During certain negative market periods, the Meeder Underlying Funds may take a defensive tactical position and invest up to 100% of their assets in fixed income securities, money market funds and cash other cash equivalents. During such periods, the Meeder Underlying Funds and, consequently the Fund, will not have any equity securities exposure. The Fund may also invest in mutual funds other than Meeder Underlying Funds (“Other Underlying Funds”).

25.	Comment: The Staff notes that the Fund will invest in underlying funds that invest in companies of varying market capitalizations. Please provide the corresponding risk disclosures for investments in mid and large capitalization companies.

Response: Please see the Registrant’s response to Comment 19.

PFG MFS Aggressive Growth Strategy Fund

26.	Comment: Please clarify the percentage of the Fund’s assets that the Fund will invest in the MFS Underlying Funds.

Response: The Registrant has revised the disclosure as follows:

The Adviser invests in MFS Underlying Funds that invest in equity securities without regard to market capitalization or country exposure; and fixed-income securities issued by domestic and foreign corporations and government entities, of any maturity or credit quality, including high yield bonds (also known as junk bonds). The percentage of the Fund’s net assets allocated to equities, fixed-income securities, and cash equivalents varies. The Adviser expects that approximately 80% of the Fund's assets will be allocated to MFS Underlying Funds that invest primarily in equity securities with the balance of the Fund's assets being invested in MFS Underlying Funds that invest primarily in fixed-income securities or cash equivalents.

27.	Comment: The Staff notes that the Fund will invest in underlying funds that invest in companies of varying market capitalizations. Please provide the corresponding risk disclosures for investments in mid and large capitalization companies.

Response: Please see the Registrant’s response to Comment 19.

PFG Balanced Strategy Fund

28.	Comment: Please clarify the percentage of the Fund’s assets that the Fund will invest in the Underlying Funds.

Response: The Registrant has revised the disclosure to state:

The Fund invests 50-70% of the Fund’s assets in Underlying Funds that invest in domestic equity securities, without regard to market capitalization, with a minimum investment of 25% of Fund assets in domestic equity securities. The Fund defines equity securities as stocks and Underlying Funds that invest primarily in stocks. In addition, the Fund invests 30-50% of the Fund’s assets in Underlying Funds that invest in fixed income securities issued by domestic and foreign corporations and government entities, of any maturity or credit quality, including high yield bonds (also known as junk bonds), with a minimum investment of 25% of Fund assets in such fixed income securities. The Fund defines fixed-income securities as debt instruments of any type and Underlying Funds that invest primarily in debt instruments. The Fund’s adviser may reallocate or rebalance the Fund in response to market conditions. The Adviser may also invest a portion of the Fund’s assets in Underlying Funds that invest in international securities, or cash equivalents. The percentage of the Fund’s assets allocated to equities, fixed-income securities, and cash equivalents will vary, within the ranges set forth above.

29.	Comment: The Staff notes that the Fund will invest in underlying funds that invest in companies of varying market capitalizations. Please provide the corresponding risk disclosures for investments in mid and large capitalization companies.

Response: Please see the Registrant’s response to Comment 19.

PFG Equity Strategy Fund

30.	Comment: Please clarify the percentage of the Fund’s assets that the Fund will invest in the Underlying Funds.

Response: The Registrant has revised the disclosure:

The Adviser may also invest a portion of the Fund’s assets in Underlying Funds that invest in international securities, fixed-income securities, or cash equivalents, though the Adviser expects the percentage of the Fund’s assets invested in equities to exceed 80% under normal circumstances

31.	Comment: The Staff notes that the Fund will invest in underlying funds that invest in companies of varying market capitalizations. Please provide the corresponding risk disclosures for investments in mid and large capitalization companies.

Response: Please see the Registrant’s response to Comment 19.

PFG Global Strategy Fund

32.	Comment: Please clarify the percentage of the Fund’s assets that the Fund will invest in the Underlying Funds.

Response: The Registrant has revised the response to state:

Under normal circumstances, Pacific Financial Group, LLC (the “Adviser”) intends to invest at least 40% of the Fund’s assets (or 30% of the Fund’s assets if conditions are not favorable) plus any amounts of borrowing in Underlying Funds that invest in global equity securities. The Fund defines global equity securities as Underlying Funds that invest primarily in stocks of foreign entities. The Adviser intends to invest the balance of Fund assets in Underlying Funds that invest in U.S. equity securities of any market capitalization provided, however, that the Adviser may invest in short duration fixed income securities or cash equivalents when warranted by market conditions.

33.	Comment: With regard to the disclosure “Under normal circumstances, Pacific Financial Group, LLC (the “Adviser”) intends to invest at least 40% (or 30% if conditions are not favorable) of the Fund’s net assets plus any amounts of borrowing in securities of non-U.S. issuers.” – please revise to replace non-U.S. issuers with global equity securities.

Response: The Registrant has made the following revisions to the existing disclosure (deleted text is struck and added text is underlined):

Under normal circumstances, Pacific Financial Group, LLC (the “Adviser”) intends to invest at least 40% (or 30% if conditions are not favorable) of the Fund’s net assets plus any amounts of borrowing in securities of ~~non-U.S. issuers~~ global equity securities.

34.	Comment: The Staff notes that the Fund will invest in underlying funds that invest in companies of varying market capitalizations. Please provide the corresponding risk disclosures for investments in mid and large capitalization companies.

Response: Please see the Registrant’s response to Comment 19.

PFG Active Core Bond Strategy Fund

35.	Comment: Please clarify the percentage of the Fund’s assets that the Fund will invest in the Underlying Funds.

Response: The Registrant notes that the Fund’s existing principal investment strategy states the following and declines to revise the existing disclosure:

The Fund seeks to achieve its investment objective by investing more than 80% of the Fund’s assets plus any amounts for borrowing in bond instruments and shares of mutual funds and exchange-traded funds managed by Pacific Investment Management Company LLC (“PIMCO”) that primarily invest in bond instruments, under normal circumstances (“PIMCO Underlying Funds”).

36.	Comment: The Staff notes that the Fund will invest in underlying funds that invest in companies of varying market capitalizations. Please provide the corresponding risk disclosures for investments in mid and large capitalization companies.

Response: Please see the Registrant’s response to Comment 19.

PFG Diversifier Strategy Fund

37.	Comment: Please clarify the percentage of the Fund’s assets that the Fund will invest in the Underlying Funds.

Response: The Registrant notes that the Fund will be liquidated and is being removed from the prospectus.

38.	Comment: The Staff notes that the Fund will invest in underlying funds that invest in companies of varying market capitalizations. Please provide the corresponding risk disclosures for investments in mid and large capitalization companies.

Response: The Registrant notes that the Fund will be liquidated and is being removed from the prospectus.

Additional Information About Principal Investment Strategies and Related Risks

39.	Comment: Please revise the existing disclosure to include information about each Fund’s fund of fund structure and each Fund’s underlying fund.

Response: The following disclosure has been added:

Each Fund is structured as a fund of funds, meaning that that each Fund invests its assets in other registered investment companies, such as mutual funds or exchange-traded funds.

40.	Comment: Please revise the disclosure by including the contact information where a shareholder can contact to receive a copy of the Funds’ prospectus free of charge.

Response: The following disclosures has been added:

Shareholders may call 1-888-451-TPFG to request a copy of the Funds’ prospectus free of charge.

Cybersecurity

41.	Comment: Please revise the Funds’ prospectus to include a Cybersecurity risk disclosure.

Response: The following disclosure has been added:

Cybersecurity: The computer systems, networks and devices used by the Funds and their service providers to carry out routine business operations employ a variety of protections designed to prevent damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches. Despite the various protections utilized by the Funds and their service providers, systems, networks, or devices potentially can be breached. The Funds and their shareholders could be negatively impacted as a result of a cybersecurity breach.

Cybersecurity breaches can include unauthorized access to systems, networks, or devices; infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. Cybersecurity breaches may cause disruptions and impact the Funds’ business operations, potentially resulting in financial losses; interference with the Funds’ ability to calculate their NAV; impediments to trading; the inability of the Funds, the adviser, and other service providers to transact business; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs; as well as the inadvertent release of confidential information.

Similar adverse consequences could result from cybersecurity breaches affecting issuers of securities in which the Funds invest; counterparties with which the Funds engages in transactions;

governmental and other regulatory authorities; exchange and other financial market operators, banks, brokers, dealers, insurance companies, and other financial institutions (including financial intermediaries and service providers for the Funds’ shareholders); and other parties. In addition, substantial costs may be incurred by these entities in order to prevent any cybersecurity breaches in the future.

Temporary Investments

42.	Comment: Please clarify the disclosure “Each Fund may also invest a substantial portion of its assets in such instruments …” by stating the types of instruments that each Fund may invest in.

Response: The Registrant has revised the disclosure (added text is underlined and deleted text is struck):

Each Fund may also invest a substantial portion of its assets in ~~such instruments~~ shares of money market mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements, at any time to maintain liquidity or pending selection of investments in accordance with its policies.

Portfolio Managers

43.	Comment: Please disclose that each Portfolio Manager is jointly and primarily responsible for each of the Funds.

Response: The Registrant has added the following disclosure:

Each Portfolio Manager is jointly and primarily responsible for the day to day management of the Funds.

Statement of Additional Information

44.	Comment: With respect to the Funds’ investments in Foreign Securities, please consider whether the expected transition from LIBOR is a principal risk of the Funds. If not, please explain supplementally. If it is, please consider adding disclosure regarding the consequences of the transition for instruments that are based on LIBOR and do not have a fallback reference rate, including among others, liquidity, and how the transition could impact the value of instruments that reference LIBOR.

Response: The Registrant has added the following disclosure:

The Funds may have exposure to LIBOR-linked investments and anticipates that LIBOR will be phased out by the end of 2021. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is significant uncertainty regarding the effectiveness of any such alternative methodologies and potential for short-term and long-term market instability. Because of the uncertainty regarding the nature of any replacement rate, the Funds cannot reasonably estimate the impact of the anticipated transition away from LIBOR at this time. If the LIBOR replacement rate is lower than market expectations, there could be an adverse impact on the value of preferred and debt securities with floating or fixed-to-floating rate coupons.

45.	Comment: The Staff notes that the Fund’s statement of additional information includes disclosure regarding the Fund’s investments in foreign debt. Please disclose whether the Fund’s investments in foreign debt obligations result in Brexit being a principal investment risk of the Fund. If so please disclose that fact in the discussion of its principal investment strategies and also disclose the principal investment risks associated with those investments. If not, please confirm supplementally that risks related to Brexit are not principal risks of the Fund

Response: The risks related to Brexit are not principal risks of the Funds.

46.	Comment: Please revise the disclosure “The Trust, on behalf of the Funds in the Trust advised by the Adviser, has obtained an exemptive order from the SEC that permits each of the Funds to exceed the 3% Limitation, subject to certain conditions.” by affirming the exemptive relief applies to the Funds’ investments in underlying Funds, underlying ETFs, and provides exemptive relief for three tier fund of funds structure.

Response: The Registrant confirms that the exemptive relief order pertains to the Funds’ investments in other mutual funds and ETFs. As clarified in this response letter, the Funds do not intend to utilize a three tier structure.

Officer Table

47.	Comment: With regard to the disclosure “**As of [ ], the Trust was comprised of [ ] active portfolios managed by unaffiliated investment advisers. The term “Fund Complex” refers to all of the funds in the Trust. The PFG Funds do not hold themselves out as related to any other series within the Trust that is not advised by the Fund’s Adviser.” – please clarify whether disclosure refers to PFG Funds or all of the funds in the Trust.

Response: The term Fund Complex refers to all of the funds in the Trust advised by the Adviser. The Registrant will revise the statement of information, accordingly.

Trustee Compensation

48.	Comment: Please ensure that all tables have been updated per the calendar or fiscal year as required by Form N-1A.

Response: The Registrant has made the revisions where applicable.

Part C

49.	Comment: Please acknowledge that filings made after April 1, 2020 will require exhibit hyperlinks and HTML files for investment companies.

Response: The Registrant acknowledges the new requirements.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser